NO ACT

PE 12-09-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010438

January 13, 2010


Received SEC
JAN 13 2010
Washington, DC 20549

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-13-2010

Re: International Business Machines Corporation
Incoming letter dated December 9, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated December 9, 2009 concerning the shareholder proposal submitted to IBM by Colin Boulain. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Colin Boulain

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 9, 2009

The proposal relates to taking immediate corrective action.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Senior Counsel
IBM Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

December 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Mr. Colin Boulain

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated October 10, 2009 from Mr. Colin Boulain (the "Proponent"), a former IBM employee. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A**. Other correspondence with the Proponent with respect to the Proposal is attached as **Exhibit B**. This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The "Resolution" portion of the submission reads as follows:

> **"The Directors have failed in their duty to ensure the long term profitability of the Company by allowing the Executive Compensation Committee to provide a package that does not encourage the Executives to protect a major asset of the Company, the trust of the Employees. The Directors should take immediate action to correct this."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded pursuant to:

- Rule 14a-8(i)(3) and 14a-9 because the Proposal is both vague and indefinite as well as false or misleading;

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

ANALYSIS

I. THE PROPOSAL MAY BE OMITTED AS IMPERMISSIBLY VAGUE, INDEFINITE AND MISLEADING UNDER RULE 14a-8(i)(3), AS WELL AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

Rule 14a-8(i)(3) permits the omission of proposals and associated supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false or misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Note (b) to Rule 14a-9 also provides that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, may also be misleading within the meaning of such Rule.

The Company believes that the instant Proposal should be omitted pursuant to Rules 14a-9 and 14a-8(i)(3) because portions of such Proposal are false and misleading, and others are so inherently vague and indefinite as to be subject to a host of varying interpretations by both shareholders and the Company. In particular, companies faced with proposals like the instant one have successfully argued that proposals may be excluded in ***their entirety*** if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004), where the Division clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which are hopelessly vague and indefinite. See also General Motors Corporation (March 26, 2009)(excluding proposal requiring the elimination of "all incentives for the CEOS and the Board of Directors" as vague and indefinite); Wyeth (March 19, 2009)(excluding proposal to adopt a bylaw calling for an independent lead director where the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation"); International Business Machines Corporation (January 26, 2009) and General Electric Company (January 26, 2009)(excluding proposals purporting to allow shareholders to call a special meeting as vague and indefinite when they were subject to multiple, inconsistent interpretations). The instant Proposal is precisely such a submission, and should similarly be subject to exclusion under Rules 14a-8(i)(3) and 14a-9.

A. The Proposal is hopelessly vague and indefinite because it fails to suggest any course of action whatsoever for the Company's Board to take.

The instant Proposal, like many of the letters cited above, is also hopelessly vague and indefinite. In the first place, the Proposal, which the Proponent labels as the "Resolution," does not recommend any specific course of action for the Board. Instead, the Resolution consists only of a conclusory (and false) statement about the Directors failing in their duty to ensure the long term profitability of the Company. The Proponent compounds this vague statement and factual inaccuracy by claiming that the Board allowed the Compensation Committee to provide a "package" that does not encourage "Executives" to protect a major asset of the Company, the trust of the employees. As will be shown below, this is also untrue. But aside from the factual inaccuracies in these statements, rather than propose anything specific, the Resolution concludes by stating only that **"[t]he Directors should take immediate action to correct this."**

IBM stockholders will have no idea what the Proponent means by this statement. Indeed, this is not a proposal at all in the Rule 14a-8 sense. It is just a hopelessly vague and indefinite statement that provides absolutely no guidance as to what the Proponent would actually have the Board do. Is the Proponent looking to increase the long-term profitability of the Company, adjust a compensation "package," protect employee trust or a combination of these? We do not know. More importantly, we don't know *how* the Proponent would have the Company implement his Proposal. Indeed, the Proponent's statement to "take immediate action to correct this" is subject to as many interpretations and opinions as there are persons who read it. Different readers of the Proposal could surely come up with a myriad of different ways in which the Board could implement the Proposal. Readers might think that the Company should:

- find ways to adjust the compensation and/or benefit packages for all employees and/or executives;
- provide a new or more efficient mix of employee benefits for all employees and/or executives;
- lower the costs associated with product research and development and thereby increase profitability;
- change the products and services and other offerings to be delivered to our customers;
- focus on higher margin offerings to increase profitability;
- find new and more tax-efficient methods of business operation to increase profitability;

- sponsor a variety of company-wide meetings, conferences and symposia to foster and enhance employee camaraderie and protect employee trust;
- take a host of other action(s) that each reader might believe could implement the Proposal.

We cannot speculate as to the Proponent's intent under Rule 14a-8(i)(3), and stockholders should not be made to do so either. The Proponent's failure to specify any course of action for the Board is fatal to his submission under Rule 14a-8(i)(3).

B. The "Reason for Resolution" also provides no guidance or direction to help us understand the intent of the Resolution itself, and contains comments that are materially false and misleading under Rule 14a-9.

The "Resolution" offers no specific suggestion or direction for stockholder consideration, and there is no way for anyone to glean from the text of the Resolution what the Proponent is asking stockholders to vote upon. We examined the remainder of the submission, entitled the "Reason For Resolution" for guidance, but have again come up empty with respect what the Proponent would have us do. The "Reason for Resolution" also fails to provide any guidance or direction whatsoever. The first paragraph of the "Reason for Resolution" merely makes a number of cryptic (and unsupported) allegations that certain unspecified "benefits" have been withdrawn and that other unspecified "changes to long term employment agreements" have been made "without consideration to their effect on the employees." Stockholders have no way of discerning what benefits the Proponent is referring to, nor what "long term employment agreements" were changed. If any changes were made to any benefits or agreements, these were effected by the Company in the ordinary course of business and strictly in accordance with the terms of the plans and applicable law. Moreover, it is materially false and misleading to suggest that any Executive is specifically "rewarded" for taking actions which violated the terms of any applicable agreements or law, as the Proponent intimates in the first paragraph, and it is impermissible to impugn the character, integrity or personal reputation of the Company's "Executives" without any factual foundation. As such, the entire paragraph, in addition to being vague and indefinite, is materially false and misleading within the meaning of Note (b) to Rule 14a-9.

The second paragraph under the "Reason for Resolution" is also of no utility in helping a reader understand what the Proponent would have us do. The Proponent merely states that there are some employees that are seeking to join a union and that other employees are seeking to leave the Company, presumably based on actions allegedly taken by the "UK Management Team." Again, stockholders have no way of knowing what actions he is referring to, nor does this paragraph suggest any specific course of action. As such, we remain puzzled by the "Resolution", and because of the inherent vagueness of the both the "Resolution" and the "Reason for Resolution," neither the Board nor IBM stockholders reviewing the Proposal, would have any idea on how to interpret it, let alone vote on, and (if adopted) implement it.

C. The Resolution is materially false and misleading.

As will be shown below, the first sentence of the Resolution is both incorrect, as well as materially false and misleading in stating, without any factual foundation whatsoever, that the Compensation Committee does not encourage the Executives to protect employee trust. Nothing can be further from the truth. All IBM personnel, from the top down, are constantly encouraged to protect the trust of our employees, in many ways (See Argument III, *infra*). More importantly, negative consequences may befall any person who does not do so. Since the

Proponent has provided no guidance in the submission as to what specifically he would have the Board do to protect employee trust, different stockholders reading and voting on this Resolution would certainly reach vastly different conclusions as to what they thought the Board should do if ever asked to implement the Proposal. As such, the final sentence of the Resolution -- that the Directors "take immediate action to correct this" -- is itself materially false and misleading. The Proponent falsely suggests that the Directors have failed in their duties. He then asks the Directors to take immediate action to correct something, but fails to specify or even suggest what to do. Given the confusion associated with the Resolution, and the lack of any direction associated therewith, the entire submission should be excluded summarily under Rules 14a-8(i)(3) and 14a-9.

1. The Resolution is incorrect as well as materially false and misleading in suggesting that the Compensation Committee provides a single compensation "package" for all IBM "Executives."

As of September 30, 2009, IBM employed **over 5,800** employees who the Company categorizes as "Executives," and the compensation programs and policies for the overwhelming number of these IBM executives are managed by the Company's Human Resources department ("HR"), acting under the oversight of the Company's Executive Compensation and Management Resources Committee (the "Compensation Committee"), as part of the Company's ordinary business operations. See Argument II, infra. Moreover, contrary to the Proponent's suggestion, the Compensation Committee does **not** provide a one-size fits all compensation "package" for the Company's "Executives." As a result, across IBM, there are different incentive plans that are linked to the specific work assignment any particular IBM "executive" performs, and again, contrary to the Proponent's suggestion, all of these different incentive plans are designed to attract, motivate and retain exceptional individuals, and to align the interests of individuals in executive positions with those of our customers and shareholders.

2. The Resolution is both incorrect, as well as materially false and misleading, in suggesting that protecting employee trust is not already part of the Company's executive compensation philosophy.

It is both incorrect as well as materially false and misleading for the Proponent to suggest in the Resolution itself that the Directors have failed in their duty to ensure the long term profitability of the Company by allowing the Compensation Committee to provide a package does not encourage Executives "to protect a major asset of the Company, the trust of the Employees." To the contrary, trust and responsibility in all relationships is a core value at IBM, upon which compensation decisions are expressly based. As we most recently set forth on page 18 of our 2009 Proxy Statement about our Compensation philosophy:

EXECUTIVE COMPENSATION SUMMARY — WHY WE PAY WHAT WE DO

> **Trust and personal responsibility in *all* relationships — relationships with clients, partners, communities, fellow IBMers, and investors — is a core value at IBM.** Investors should have as much trust in the integrity of a company's executive compensation process as clients do in the quality of its products. A breach of this trust is unacceptable. As a part of maintaining this trust, we well understand the need for our investors — not only professional fund managers and institutional investor groups, but also millions of individual investors — to know how compensation decisions are made. We have put tremendous effort and rigor into our own executive compensation processes over many years, continually updating them to meet new voluntary criteria as well as official requirements from the SEC.
>
> Investors — IBM's owners — want senior leaders to run the Company in a way that protects and grows their investment over the long term while appropriately managing risk. This is no simple task at any company, and

at a company as large and complex as IBM, it is a particularly exciting leadership challenge. IBM holds a unique identity, based on talent, brand, global operating footprint, the size and scope of our business overall, and the size of each of our individual lines of business. Unlike those few other companies of comparable size and scale that tend to operate as holding companies of component businesses, we operate as an integrated entity across a number of significant business lines, most large enough to be among the Fortune 150 biggest companies if they were stand-alone businesses. Our unique, integrated model delivers great value to our investors and our clients, and demands a senior leadership team of unusual depth, agility and experience.

To that end, IBM's executive compensation practices are designed specifically to meet five key objectives:

- Ensure that the interests of IBM's leaders are closely aligned with those of our investors and owners;
- Attract and retain highly qualified senior leaders who can drive a global enterprise to succeed in today's competitive marketplace;
- Motivate our leaders to deliver a high degree of business performance without encouraging unnecessary and excessive risk taking;
- Differentiate compensation so that it varies based on individual and team performance; and
- Balance rewards for both short-term results and the long term strategic decisions needed to ensure sustained business performance over time.

IBM 2009 Proxy Statement at page 18. (emphasis added)
http://www.sec.gov/Archives/edgar/data/51143/000110465909015447/a09-1945_1def14a.htm

If the Proponent has a specific issue with the Company's compensation program that he wanted to have the Board address, his resolution should have properly articulated specifically what it was he wanted to have the Board do. He did not do so. Moreover, the Proponent has elected to ignore all of the factual information we have already set forth in the Company's 2009 proxy statement (above) that specifically addresses "*Trust and Personal Responsibility in all Relationships.*"

Contrary to the Proponent's suggestion, and as set forth in our Proxy Statement excerpt above, the Company's executive compensation philosophy is expressly built on ***Trust and Personal Responsibility in all of our relationships -- including relationships with our employees***. Our Company already encourages our senior leaders to run the Company in a way that protects and grows their investment over the long term while appropriately managing risk.

Not only is the Resolution silent as to what the Proponent would have the Company do to address this issue, none of the paragraphs following the "Resolution" under the Proponent's "Reason for Resolution" clarifies what the Proponent would have the Board do to "correct this." As a long-term IBM employee and a former IBM manager, as well as a person who filed five[1] stockholder proposals with IBM last year, the Proponent gives no meaningful direction, either to our stockholders -- who he would want to vote on his Proposal, or to the Company's Board and IBM management -- who would be asked to implement the Proposal if it were approved by stockholders. Moreover, if IBM -- as the entity most familiar with the Proponent and the issues he is attempting to raise -- having studied the Resolution, finds the Resolution hopelessly vague and indefinite, we respectfully suggest that IBM stockholders, faced only with the stark, incorrect

---

[1] Last year, the Proponent submitted a group of 5 proposals to IBM. Following our request to reduce the number of proposals to a single proposal, the Proponent elected a proposal which sought to limit salary increases for employees of "level equivalent to a 3rd Line Manager or above." That proposal was excluded under Rule 14a-8(i)(7) with staff concurrence. (i.e., general compensation matters). International Business Machines Corporation (January 22, 2009).

and confusing language of the Resolution would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of his submission.

In Joseph Schlitz Brewing Company (March 21, 1977), the staff was asked to examine a resolution seeking for the registrant to adopt a corporate policy that the registrant not allow its advertisements to appear in television programs containing *excessive and gratuitous violence*. The staff concurred that the proposal could be excluded under former Rule 14a-8(c)(3). After recognizing that the determination of what constitutes "*excessive and gratuitous violence*" is a highly subjective matter, the staff wrote that

> such a determination, and any resultant action by the Company, would have to be made without guidance from the proposal, and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal. That is, the action requested by the proposal is so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures the Company would take in the event the proposal was implemented. Consequently, we believe that the proposal may be misleading, in that any action ultimately taken by the Company upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

The Schlitz ruling rings particularly true here. The instant Proposal not only asks the Company to fix something that is not broken, but fails to provide any direction about what the suggested fix should be. Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces carefully, that it is both vague and indefinite as well as false and misleading. Clearly, neither IBM stockholders nor the Company should have to wonder how this Proposal ought to be interpreted, let alone implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm, and recent rulings of the staff continue to support exclusion of similarly infirm proposals. Earlier this year, for example, in General Motors Corporation (March 26, 2009) a proponent sought to eliminate "all incentives for the CEOS and the Board of Directors." The registrant argued and the staff concurred that proposal was hopelessly vague and indefinite since it did not, among other things, explain what "incentives" were involved. The instant Proposal should be excluded on the same basis, as it is precisely the lack of any direction on what we should do that causes this Proposal to fail under Rule 14a-8(i)(3). See also International Business Machines Corporation (January 26, 2009)(proposal relating to the call of a special meeting by stockholders excluded as vague and indefinite when subject to multiple interpretations); General Electric Company (January 26, 2009; reconsideration denied April 2, 2009)(to same effect); International Business Machines Corporation (February 2, 2005)(proposal that sought to reduce the pay of IBM officers and directors responsible for the reduction of the dividend was excluded as vague and indefinite because it was also subject to multiple interpretations); General Electric Company (January 23, 2003)(a proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); International Business Machines Corporation (January 10, 2003)(proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); The Proctor & Gamble Company (October 25, 2002)(permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); Ann Taylor Stores Corporation (March 13, 2001)(proposal relating to company committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards" omitted as vague and indefinite); NYNEX Corporation (January 12, 1990)(permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is so inherently vague and indefinite that any company action could be significantly different from the action envisioned by the shareholders voting on the proposal).

In Wendy's International, Incorporated (February 6, 1990), the staff permitted the exclusion of a proposal under former Rule 14a-8(c)(3) seeking to "eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future." The staff noted that the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure, and that such a determination would have to be made without guidance from the proposal, and would be subject to differing interpretations by shareholders voting on the proposal and by the Company if the proposal were to be implemented. The staff therefore determined that the proposal could be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. IBM now faces the same dilemma as Wendy's, as the instant Proponent suggests there is some problem, but provides no suggested course of action for stockholder or Board consideration. See also Comshare, Incorporated (August 23, 2000)(second proposal asking for Comshare not to "discriminat[e] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date," properly excluded by registrant as vague and indefinite).

In Eastman Kodak Company (February 8, 1991), the registrant was also faced with a proposal which, like the instant one, was hopelessly vague and indefinite. There, the proponent urged that the registrant not provide or make available its products, services, or other resources to any government or entity doing business with or in any country which demonstrated its anti-Americanism and threat to U.S. national security by voting in the United Nations more than 80 percent of the time during the last five years against the position of the United States. Upon review of that proposal, the staff concurred that it simply could not stand, noting specifically "the absence of any specificity as to what constitutes the Company making its resources 'available' to a prohibited entity or as to what constitutes an 'entity doing business with' an anti-American company." That proposal was excluded as vague and indefinite. As in Kodak, the instant Proposal's lack of specificity as to what it would have the Company do is fatal under Rule 14a-8(i)(3). In this connection, the Commission has found that proposals may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The courts have supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

Given that the instant Resolution utterly fails to specify what the Proponent would like the Board to do, and that the "Reason for Resolution" is equally unilluminative and contains a host of unsupported, false and misleading allegations, we submit that the instant Proposal is hopelessly infirm and should be omitted under Rules 14a-8(i)(3) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the instant Proposal in its entirety on the basis of Rules 14a-8(i)(3) and 14a-9.

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to Rule 14a-8(i)(3), to the extent we understand the Proposal, the Company also believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company (general compensation matters).

A. Ordinary Business Under Rule 14a-8(i)(7).

The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "*the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers.*" (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposal is clearly subject to omission under Rule 14a-8(i)(7). To the extent the instant Proposal can be read to seek to have the Company's Directors adjust the Company's compensation "package" for over 5,800 executives, it is subject to exclusion. The Proposal also fails to focus on any sufficiently significant social policy issues which might otherwise cause the Proposal to transcend the ordinary business exclusion.

IBM's overall compensation and incentive plans for our executive population, and their ongoing adjustment and administration, is perhaps one of the most fundamental employee Human Resources (HR) issues companies such as IBM deal with on a day-to-day basis. The Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for our compensation plans, as well as for other decision-making activities relating to benefit plans in which our executives and the employee population participate, all relate to the ordinary business operations of a corporation. As a result, the Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding salary plans as well as other benefits for a company's general employee population. Avondale Financial Corp. (February 11, 1998)(proposal that no bonus be paid to the registrant's employees in any year when earnings do not at least equal 1% of assets excluded as ordinary business (employee benefits)); FPL Group, Inc. (February 3, 1997)(proposal mandating certain restrictions on compensation paid to **middle and executive management** excluded as ordinary business).

To the extent the Proposal can be understood and read to seek to have our Board modify the compensation "package" of all of our Company "Executives" worldwide, the Proposal is overly broad on its face, and therefore subject to exclusion under Rule 14a-8(i)(7). The Proponent, a long-standing former IBM employee and retiree who last year filed multiple proposals with IBM, this year specifically targeted all of the company's "Executives," a population that exceeds over 5,800 persons. The Proposal as drafted, fails under Rule 14a-8(i)(7), and should be excluded in its entirety. In this connection, the Commission has long distinguished between compensation paid to directors and senior executives on the one hand, and compensation paid to other employees, including other executives who are not senior executives on the other hand. The instant Proposal makes no such distinction. The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf, and the directors who are responsible for overseeing management performance, and therefore beyond the scope of the ordinary business exclusion. Xerox Corporation (March 25, 1993). However, the Commission has also concurred to permit registrants to exclude proposals like the instant one which were not clearly limited to senior executive officers on the basis that the proposals related to "general compensation matters."

Hence, in a variety of letters, the staff has concurred to the exclusion of proposals which were similarly infirm. Each of these letters involved groups of executives much smaller than the 5,800 IBM executives targeted in the instant Proposal. See Huntington Bancshares Incorporated (January 11, 2001) (allowing the exclusion of a proposal seeking an amendment to a company incentive compensation plan **that included officers but was not limited to senior executive officers**); Minnesota Mining and Manufacturing Company (March 4, 1999)(proposal seeking to limit compensation increases for the "***top 40 executives***" and to limit the CEO's compensation to amounts determined by certain formulas was properly excluded with staff concurrence, as relating to the registrant's ordinary business operations (i.e., general compensation matters)); The Student Loan Corporation (March 18, 1999)(proposal relating to compensating "***senior management*** **and directors**" with stock of the registrant was excluded as ordinary business under rule 14a-8(i)(7)(i.e., general compensation matters)); The Southern Company (March 18, 1985)(proposal to restrict certain retirement benefits provided by the company to its retired ***executives*** and employees properly excluded as ordinary business (i.e., the determination of retirement benefits)). The same line of reasoning should apply to the instant Proposal, which by its terms expressly applies to over 5,800 of the Company's current executives. Just as in the above-referenced letters, where other proponents have sought to extend the scope of the proposal beyond senior executives and directors, the instant Proponent has also consciously elected to go well beyond senior executives in tailoring his Proposal, in order to also have this Company restructure the compensation and benefit "package" for all of the more than 5,800 employees comprising our total executive population. Moreover, as a long-term IBM employee, the Proponent knew, when he wrote the Proposal, that his use of the term "Executives" could, if the Proposal was ever to be considered by stockholders and implemented, expressly require adjustments to the "packages" of *thousands* of IBMers worldwide, including *hundreds* of his own former coworkers in the United Kingdom, where worked prior to his retirement.

As noted above, there are over 5,800 IBM executives working at IBM, and such population includes such senior executive officers as Mr. Palmisano, the Company's Chairman and CEO, as well as the other senior executive officers listed in our Annual Report on Form 10-K. However, the overwhelming number of the "Executives" targeted by the Proponent are ordinary IBMers who are not senior executives of the Company, and have no significant policy-making responsibilities. Such executives include a variety of IBMers employed in such day-to-day functions as marketing, product development, procurement, manufacturing, distribution, real estate, services, web maintenance and parts administration, among others. And, while there may be some "Executives" in the "UK management team" the Proponent appears to focus on in Paragraph 1 of his "Reason For Resolution," none of these are senior executive officers. Indeed, even the undersigned, a company lawyer -- who does virtually all of his own typing, filing, photocopying, faxing, scanning, mailing, scheduling, as well as other plebeian activities attendant to the position – is caught up in the Proponent's sweeping coverage of "Executives," as he has drafted the Proposal.

It should therefore be clear that this Proposal is not a senior executive compensation proposal, but an excludable ordinary business proposal, because the Proposal expressly seeks to modify the compensation ***"package"*** for all "Executives," a broad term covering over 5,800 IBM employees, the overwhelming number of whom are not senior executives under Rule 14-8(i)(7). See Minnesota Mining and Manufacturing Company (March 4, 1999)(proposal seeking to limit compensation increases for the "***top 40 executives***" and to limit the CEO's compensation to amounts determined by certain formulas was properly excluded with staff concurrence, as relating to the registrant's ordinary business operations (i.e., general compensation matters).

Moreover, due to the inherent vagueness of the Proposal (see Argument I, *supra*), by asking the Board to provide a different compensation "package" to "Executives" or to adjust the existing compensation "package", the Proposal can also be read to have the board adjust the participation of all 5,800 "Executives" in a variety of company benefit plans which are open to, and used by, all IBM employees. Hence, in this sense, the Proposal also fails under Rule 14a-8(i)(7), and is subject to exclusion, as implementation of the Proposal could effect eligibility and participation requirements for such persons in existing employee benefit plans for the general employee population. For example, implementation of the Proposal to modify the overall compensation "package" could well include making changes to participation, benefits and payouts under such general employee benefit plans as the IBM 401(k) Plus Plan (a normal 401(k) arrangement), the IBM Personal Pension Account, the IBM Employee Stock Purchase Plan, and the IBM Group Life Insurance Plan, among many other plans. Indeed, even accruals under IBM Future Health Account[2] could be subject to modification under this Proposal, as this benefit can also be read to fall within what the Proponent describes as the "package" received by all employees, including "Executives." Requesting changes to a compensation "package" that encompass these or similar plans are subject exclusion to Rule 14a-8(i)(7).

In Exelon Corporation (February 21, 2007), a proposal requesting that the board implement rules and regulations forbidding the **executives** of Exelon from establishing incentive bonuses that require a reduction to retiree benefits in order for the executives to reach their goals and for the rules and regulations to remain in place until the benefits are reinstated was excluded as ordinary business. In the Staff's view, "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." The

---

[2] The IBM Future Health Account (FHA) represents IBM's share of the cost of eligible employee's health care coverage in the United States after he/she leaves IBM. When an employee becomes eligible for FHA credits, the employee begins to accumulate an account balance that grows through monthly credits and interest credit; credits end after 10 years or if the employee terminates employment, whichever occurs first. Employees will be able to use the FHA to pay for IBM health coverage if they meet certain age and service requirements at the time they separate from IBM. Similar employee benefits in the UK would have to reviewed and adjusted, for UK "Executives" under the Proposal.

same result should apply here, as the Reason For Resolution addresses certain unspecified employee benefits which have allegedly been withdrawn, employee attrition, and potential unionization – all ordinary business matters. While a proposal relating to senior executive compensation alone may -- in circumstances not present here -- be outside the scope of 14a-8(i)(7), if, as here, the Proposal covers compensation for executives at every level, and is inextricably interwoven with a variety of benefits available to all IBM employees as well as other matters subject to the ordinary business exclusion, the Commission has determined that the *entire* proposal may properly be excluded as relating to a registrant's ordinary business operations.

Over the years, a variety of other stockholder proposals seeking to adjust compensation packages, limit salary increases, or to otherwise apply some methodology for administering a company's salary or other benefit plans covering both senior company executives as well as the general employee population have clearly and repeatedly been found to be subject to omission under Rule 14a-8(i)(7) as matters relating to a company's ordinary business operations (i.e. general compensation matters). The same result should apply here. See Ascential Software Corporation (April 4, 2003)(excluding proposals (i) seeking to cut base salaries **for top executives** in half; (ii) tying **executive bonuses** to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to **"key employees"** based on certain criteria; (vi) restricting the issuance of options to **"key employees"** during certain periods; and (vii) setting terms for the issuance of options to **"key employees**); E.I. duPont de Nemours and Company (March 15, 2001)(proposal that no one at a duPont site will receive a bonus unless all employees at that site receive a bonus); FPL Group, Inc. (February 3, 1997)(proposal mandating certain restrictions on compensation to **middle and executive management** excluded); See 3M Company (March 6, 2008) (proposal relating to the compensation of **high-level** 3M employees including Line employees and Staff employees, as those terms are defined in the proposal excluded); Xcel Energy, Inc. (February 6, 2004) (proposal determining the compensation of the president, **"all levels of "vice president" the CEO, CFO and "all levels of top management"** based on a specified formula excluded); Alliant Energy Corporation (February 4, 2004)(proposal determining the compensation of the president, **"all levels of "vice president" the CEO, CFO and "all levels of top management"** based on a specified formula excluded); Lucent Technologies Inc. (November 6, 2001)(proposal to decrease the salaries, remuneration and expenses of all officers and directors excluded). See also Exelon Corporation (February 21, 2007)(excluding under Rule 14a-8(i)(7) a proposal requesting that board implement rules and regulations forbidding the **executives** of Exelon from establishing incentive bonuses that require a reduction to retiree benefits in order for the executives to reach their goals and for the rules and regulations to remain in place until the benefits are reinstated). See also Ford Motor Company (January 9, 2008)(proposal to cease to offer any and all forms of stock options); Plexus Corp. (September 4, 2007)(to same effect).

Similarly, in Comshare, Incorporated (August 23, 2000), the staff concurred to exclude a proposal that a registrant consider disclosing stock option targets for employees, officers and directors as a percentage of outstanding shares as ordinary business. The same result should apply in the instant case. As here, the Comshare proposal was all-inclusive, and did not distinguish between general employee stock options on the one hand, and officer and director stock options on the other hand. See also The Bank of New York Company, Inc. (September 24, 2004)(limiting "the maximum salary of the Bank of New York employees by $400,000, including all bonuses" excluded as ordinary business). The rationale for exclusions of the above-referenced proposals should apply with equal force to exclude the instant Proposal under Rule 14a-8(i)(7). The subject matter of the instant Proposal can be read to seek modifications to the compensation "package" for over 5,800 persons at IBM who are "Executives," nearly all of whom are not senior executive officers, as well as to cause modifications to a variety of company benefit plans that are designed for the general employee population. We firmly believe the entire Proposal is subject to outright exclusion, and should be omitted under Rule 14a-8(i)(7).

B. When Any Part of a Proposal Implicates Ordinary Business, the ENTIRE Proposal must be excluded under Rule 14a-8(i)(7).

As noted above, under any reading of the Proposal, it is overly broad. Not only does it seek to modify the compensation "package" for Executives, which include both senior executives as well as thousands of other rank-and-file IBMers who have no significant policy-making responsibilities, the Proposal can also be read to have the company adjust the compensation "package" as it would relate to modifying employee benefit plans under which the entire IBM employee population participates. Hence, the Proposal, is overly broad both in terms of the scope of the employees it covers, as well as the variety of benefit plans that are covered. As applied to IBM, at the present time, by seeking compensation "package" adjustments for over 5,800 IBM employees, which adjustments extend to a variety of company benefit plans for the general employee population, the Proposal clearly relates to ordinary business matters. As a result, the Proposal is subject to exclusion in its entirety.

The Company does not believe there is any confusion over the intended scope of the Proposal -- drafted by a Proponent who states he is a former IBM employee and manager with over 29 years of service -- and we do not believe the Proposal should be permitted to be modified or recast in any way. In this connection, it has long been the position of the staff that if *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001)(where a portion of a proposal related to ordinary business, the entire proposal was properly excluded); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, ***with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception***). In this connection, even if the Proposal could be read as containing both a segregable senior executive compensation component and an ordinary business component (which it does not) and that one part of the Proposal was outside the ambit of the ordinary business exception, this should make no difference in the final legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to an ordinary business matter, the *entire* Proposal should be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000) (proposal establishing a Shareholder Value Committee for the purpose of advising the board on potential mechanisms for increasing shareholder value excluded because portions of the proposal related to ordinary business matters). The Company therefore respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the entire Proposal outright from our proxy materials under Rule 14a-8(i)(7).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED.

In addition to Rules 14a-8(i)(3), 14a-9 and 14a-8(i)(7), Rule 14a-8(i)(10) permits exclusion of a proposal if the Company has already substantially implemented it.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." To the extent we understand the Proposal, we believe we have already substantially implemented it under Rule 14a-8(i)(10). In applying the substantial implementation standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the **essential objective** of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified).

The rationale for exclusion of a Proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> **"A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."**

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4 (emphasis added).

A. The Company's compensation programs already encourage our executives to protect the trust of our employees. Since IBM is already doing what the Proponent has requested, the Proposal is moot under 14a-8(i)(10).

To the extent we understand the Proposal, we believe we are adequately addressing the concerns of this Proponent. As we have already noted above, IBM's executive compensation program is specifically predicated upon trust and personal responsibility in *all* of our relationships — relationships with clients, partners, communities, ***fellow IBMers***, and investors.

As trust and personal responsibility is a core value at IBM, we make clear in our proxy statement that executive compensation is linked to protecting the trust of our employees. This linkage is effected in many ways. Under the heading "ETHICAL CONDUCT" (page 32 of the IBM 2009 Proxy Statement), we specifically state that:

> Every executive is held accountable to comply with IBM's high ethical standards: IBM's Values, including **"Trust and Personal Responsibility in all Relationships,"** and IBM's Business Conduct Guidelines. This responsibility is reflected in each executive's **Personal Business Commitments**, and is reinforced through each executive's annual certification to the IBM Business Conduct Guidelines. **An executive's compensation is tied to compliance with these standards; compliance is also a condition of IBM employment for each executive.**
>
> (emphasis added)

http://www.sec.gov/Archives/edgar/data/51143/000110465909015447/a09-1945_1def14a.htm

In addition, the Company's equity plans and agreements contain a "clawback" provision, under which the Company may cancel awards and request repayment of gains if an executive engages in activity that is detrimental to the Company, such as violating the Company's Business Conduct Guidelines, disclosing confidential information, or performing services for a competitor. Annual cash incentive payments are also conditioned on compliance with these Guidelines.

In addition, approximately 400 of our key executives have agreed to a non-competition, non-solicitation agreement that prevents them from working for certain competitors within 12 months of leaving IBM or soliciting employees within two years of leaving IBM.

The Compensation Committee has also implemented a policy for the "clawback" of cash incentive payments in the event an officer's conduct leads to a restatement of the Company's financial results.

Executive compensation at IBM is clearly tied directly to protecting the trust of our employees, and compensation can be negatively affected when trust is not protected, as measured each year through managerial evaluation under the Personal Business Commitments (**PBC**) process.

B. People Management is an integral part of the PBC Process. Our "Expectations for Excellent People Managers" address the Proponent's concerns for protecting employee trust by evaluating and compensating all managers based upon achievement of their People Management Goals.

Under the PBC process, IBM managers are already evaluated and compensated based upon their People Management Goals, including seven "Expectations for Excellent People Managers" set forth below. People Management is an integral part of the PBC Process. Managers do not receive a separate rating for people management. They receive one PBC rating that reflects both business performance and people management performance. However, managers can only receive a top PBC rating if they rate above average as a people manager. In fact, to qualify for the top PBC rating, people managers must have successfully completed their People Management goals and be considered above average overall in their demonstration of all seven of the following "expectations for excellent people managers" during the assessment year:

- Ensure employees understand how their work contributes to IBM's strategy, market success and their organization's goals;
- Lead by example, set clear performance standards, provide straightforward feedback in a respectful way, and actively manage low contributors;
- Recognize outstanding contributions by employees and teams;
- Ensure a positive performance climate, listen to employees, address their issues and help employees succeed in IBM's matrix environment;
- Foster teamwork and inclusion among all employees -- across locations, cultures and geographies -- and promote IBM's diversity values;
- Encourage employees to be innovative, and support ideas that should be implemented; and

- Develop the people with whom you work, teach what you know, and continually set clear development plans and goals for every employee reporting to you.

If managers do not perform well in their people management roles, they cannot viably be considered top performers overall.

Performance under the PBCs is also assessed based on how each employee achieved results, especially through demonstration of the **IBM Values**, one of which is "Trust and Personal Responsibility in all Relationships," as further described in Argument III.D, *infra*.

C. The Company's Business Conduct Guidelines (BCGs) directly address the Proponent's concerns, as they too require that relationships with our IBM colleagues are built on trust.

IBM maintains a set of BCGs, a copy of which is posted prominently on our website. The BCGs also specifically highlight the value of maintaining trust in all of our relationships. IBM employees initially acknowledge and agree to the BCGs upon hiring, and annually re-certify that they have read the BCGs and understand their compliance obligations. **More importantly, violation of these guidelines may be cause for discipline, including dismissal from the Company.**

Our Business Conduct Guidelines include a cover letter from Mr. Samuel J. Palmisano, our Company's Chairman and CEO, set forth below, which again highlights the importance of building **trust in all of our relationships** -- including relationships between the employees and the "Executives" the Proponent calls out in the Resolution. Mr. Palmisano writes:

> Dear IBMer,
>
> In 2003, we undertook a global, company-wide discussion about the values that define IBM. In addition to finding a common set of qualities that characterize "an IBMer," we also learned something equally important: Almost every one of us thinks our work and choices should be determined by what we value.
>
> This is particularly relevant to what we agree explicitly to do and not do as individuals when conducting IBM's business. Each one of us makes decisions that could affect our company and its reputation--whether with one person or with millions of people.
>
> At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater.
>
> But this is not just about compliance with the law and general standards of ethics. **By establishing these guidelines and giving them the weight of a governing document, we are acknowledging that our choices and actions help define IBM for others. We are ensuring that our relationships--with clients, investors, colleagues and the communities in which we live and work--are built on trust.**
>
> **In other words, the Business Conduct Guidelines are a tangible example of our values and an expression of each IBMer's personal responsibility to uphold them.**
>
> I hardly find it necessary to remind IBMers to "act ethically." I know you feel as strongly as I that anyone doing otherwise does not belong at IBM. But I do ask you to read these Business Conduct Guidelines and commit yourself to them. In addition to establishing a baseline for behavior throughout IBM, they provide some excellent examples of how we live out our values as a company. They are an important part of what it means to be an IBMer.

Sam Palmisano
Chairman, President and Chief Executive Officer
January 2009

(emphasis added)

A copy of our Company's Business Conduct Guidelines can be found at:
http://www.ibm.com/investor/governance/business-conduct-guidelines.wss

D. The IBM Values also expressly address the need for IBMers to protect the "trust" of our fellow IBM employees, as sought by the Proponent.

Since our inception, IBM has been a company that defines itself by fundamental **values**—not by products, technologies or leaders. Today, shared values are more essential than ever before—for enterprises, for individuals and for the globally integrated society of the 21st century. To this end, in 2003, IBMers worldwide came together to renew and define our core values, which now serve as the foundation of IBM's culture and brand, and the guide for each IBMer's work, decisions and relationships. These are our core values:

IBMers Value:

- Dedication to every client's success
- Innovation that matters -- for the company and the world
- **Trust and personal responsibility in all relationships**

As related to the instant Proposal, one of the three IBM Values noted above is for IBMers to maintain ***Trust and Personal Responsibility in all of our Relationships***. In this connection, IBMers

- actively build relationships with all the constituencies of our business — including clients, partners, communities, investors and **fellow IBMers**,
- build trust by listening, following through and keeping their word,
- rely on our colleagues to do the right thing, and
- preserve trust even when formal relationships end.

Since relationships between fellow IBMers are built on trust under the IBM Values, and since we define ourselves by our fundamental values, by including "trust and personal responsibility in all relationships" as one of our three core values, we believe we are already doing what the instant Proponent has requested.

E. IBM also maintains a Corporate Trust and Compliance Office (CTCO) to provide centralized and independent oversight of IBM's ethics and compliance programs. The CTCO works to ensure that the very objectives sought by the Proponent are adhered to on a worldwide basis.

IBM also has a Corporate Trust & Compliance Office (CTCO), which provides centralized and independent oversight of IBM's ethics and compliance programs.

As we note on our Company's website,

> The CTCO is led by IBM's Vice President, Assistant General Counsel, Chief Trust & Compliance Officer and Co-Lead Sales and Distribution Legal. Her global team of compliance professionals works with IBM employees around the world to help ensure that IBM conducts business with integrity and is a model of compliance with legal and regulatory requirements everywhere in the world the company does business. The team also administers IBM's global Business Conduct Guidelines certification and education program. **Their most important job is to call upon and unleash the ideas and dedication of the only people who can create a culture of trust and personal responsibility within IBM and in all IBM relationships -- that is, IBM employees themselves.** (emphasis added)

IBM also highlights "**Integrity Leadership**" on this same webpage by stating:

> Integrity is the keystone to IBM's value of trust and personal responsibility in all relationships. **All managers throughout IBM play a critical role in fostering effective business integrity in the workplace. They fulfill this role by developing, promoting, and leading a culture of integrity in their organizations.** The CTCO supports their efforts by providing compliance resources, tools and expertise. (emphasis added)

See http://www.ibm.com/investor/governance/corporate-trust-and-compliance.wss

A review of each of the above provisions on our website makes clear that IBM already provides numerous avenues addressing the Proponent's concerns -- all to help ensure that IBM executives maintain a relationship of trust with all IBM employees. As such, to the extent we understand the Proposal, we believe we are already doing what the Proponent is asking us to do under the Resolution. In particular,

- Our Executive Compensation Philosophy, as set forth in our proxy statement, already highlights the importance of trust in <u>all</u> relationships;
- People Management is an integral part of the Personal Business Commitments (PBC) process at IBM. Our seven (7) "Expectations for Excellent People Managers" already address the Proponent's concerns for protecting employee trust by evaluating and compensating managers based upon achievement of their People Management Goals;
- Our Business Conduct Guidelines, which each employee must read and certify, also stresses the importance of trust in our relationships with all of our IBM colleagues;
- Both "Trust and Personal Responsibility in all Relationships," and IBM's Business Conduct Guidelines is reflected in each executive's PBCs, and is reinforced through each executive's annual certification to the IBM Business Conduct Guidelines;
- An executive's compensation is already tied to compliance with these standards;
- Compliance is a condition of IBM employment for each executive;
- The same theme of trust and personal responsibility in all relationships is specifically set forth as one of IBM's three core Values; and
- Our Corporate Trust & Compliance Office provides centralized and independent oversight of IBM's ethics and compliance programs.

In short, ***integrity is the keystone to IBM's value of trust and personal responsibility in all relationships***, and to the extent maintaining trust and personal responsibility between our executives and employees is what this Proponent is seeking, we believe we have already implemented the essential objective of the Proposal. Since our executives are already well incented to protect the trust of the employees, as the Proponent suggests, we believe the Proposal is moot. Moreover, to the extent IBM is already doing what the Proponent is requesting, we believe the Proposal has also been substantially implemented and subject to exclusion under Rule 14a-8(i)(10). See e.g., Commercial Metals Company (November 5, 2009)(antidiscrimination proposal moot when company had already taken action to implement the proposal); E.I. duPont de Nemours and Company (February 13, 1990)(proposal to establish a standing committee to establish corporate environmental and occupational safety and health policy was excluded when the registrant already had a committee to address safety, health and environmental issues). AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified). Given all of the foregoing, the Company also believes the instant Proposal has been substantially implemented under Rule 14a-8(i)(10). The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(10).

CONCLUSION

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our 2010 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials. The Proponent is respectfully requested to copy the undersigned on any response he may elect to make to the Commission. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Mr. Colin Boulain

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

C Boulain

10-19-09 P12:00 IN

*** FISMA & OMB Memorandum M-07-16 ***

10. October 2009

Dear Sir,

I am enclosing a proposal that I would like to put before the stockholders at the 2010 AGM. If you wish to receive electronic versions of these proposals, you may contact me at cbhc-mail@dsl.pipex.com.

Yours sincerely,



Colin Boulain

Stockholder Name: **Colin Boulain**

Stockholder Address: *** FISMA & OMB Memorandum M-07-16 ***

Number of Shares held of record and beneficially by stockholder as of 10. October 2009

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**29.209**

These shares are held in the name of **Colin Boulain**

10-19-09 P12:00 IN

Stockholder Name: **Colin Boulain**

Stockholder Address: *** FISMA & OMB Memorandum M-07-16 ***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**29.209**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

The Directors have failed in their duty to ensure the long term profitability of the Company by allowing the Executive Compensation Committee to provide a package that does not encourage the Executives to protect a major asset of the Company, the trust of the Employees. The Directors should take immediate action to correct this.

Reason for Resolution:

Events over the last years have shown that the Executives consider the Employees to be mere chattels of the Company that can be traded and discarded at will. This has been shown through their treatment of both past and present employees with the withdraw of benefits and changes to long term employment agreements without consideration to their effect on the employees. The Executives have been rewarded for these actions by the package developed by the Executive Compensation agreement.

In the 2008 Annual Report, the Chairman highlighted the smarter technology that IBM has developed and that is being implemented worldwide. This is not developed by the Executives but by the worldwide IBM team that he expressed pride in. If he is so proud of this team, it is difficult to understand his supports for the actions, such as that of his UK management team that has resulted in so serious erosion of trust that many employees are seeking to join a union. Others, with years of experience in developing these solutions, are seeking to leave the company. These losses, together with the adverse press coverage, are not in the best interests of the Company.

The Executive Compensation package does not encourage the Executives to protect this important asset, the loss of which will put the long term future of the company in jeopardy and thus affect the values of the shares.

As shareholders, we cannot directly affect the day to day running of the business but we should encourage the Directors to take the long term view of the Company to maintain the share price and I ask you to vote in favour of this proposal.

Additional Relevant information:

I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8



Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

VIA Federal Express

October 28, 2009

Mr. Colin Boulain

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Boulain:

I have been asked by Mr. Andrew Bonzani, IBM Vice President and Secretary, to write to you and acknowledge IBM's receipt on October 19 of the letter you posted to him, containing a stockholder proposal. Since your submission involves a matter relating to IBM's 2010 proxy statement, we are sending you this letter acknowledging your submission under the federal proxy rules and alerting you of your need to satisfy all procedural requirements in connection with your submission.

The applicable SEC rule provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Following review of your submission, I asked our stockholder relations department to check with Computershare, our transfer agent, on the IBM stockholdings you have held of record. While Computershare has confirmed your eligibility to file a stockholder proposal under the SEC rule noted above, we are now requesting that you provide the company with a written statement that you intend to continue to hold at least $2,000 in market value of IBM's common stock through the date of IBM's 2010 annual meeting. Please send this statement directly to me at the address set forth above within 14 calendar days of the date you receive this request. IBM reserves the right to omit the proposal pursuant to the applicable provisions of Regulation 14A. Thank you for your interest in IBM.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Stuart S. Moskowitz,
Senior Council
International Business Machines Limited,
Corporate Law Department,
One New Orchard Road,
Mail Stop 329,
Armonk,
NY 10504

C Boulain

*** FISMA & OMB Memorandum M-07-16 ***

30. October 2009

Dear Mr Moskowitz,

I am writing to in response to your letter, dated October 28, 2009, which was delivered to me today, October 30, 2009.

In compliance with the SEC rule, I hereby confirm that I intend to continue to hold shares in IBM of at least $2000 in market value at the time of IBM's 2010 annual meeting.

Yours Sincerely,



Colin R. Boulain